Supplement No. 7 to Prospectus dated July 10, 2000,
                          as amended November 20, 2000



                                [FX ENERGY LOGO]


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This cumulative supplement contains information that supplements and updates our prospectus dated July 10, 2000, as amended by the cumulative amendment dated November 20, 2000. Since it contains only the most recent developments, this cumulative supplement should be read in conjunction with such amended prospectus.
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         We are providing the following operational update on our exploration and development activities in Poland.

Fences Project Area

         Kleka 11 Well and Pipeline

         We have entered into a gas purchase contract with the Polish Oil and Gas Company ("POGC"), under which POGC will purchase the gas produced from FX Energy's Kleka 11 discovery well in western Poland. We own a 49% interest in the well and POGC owns the remaining 51%. We are the first foreign company to sign a gas purchase contract with POGC and will be the first western company to produce and sell gas from a discovery in Poland.

         The pipeline to connect the Kleka 11 well to POGC's Radlin production facility has been completed. The underground line has been successfully pressure tested and approval from the government to begin flowing gas through the line at an initial rate of 4 million cubic feet per day is expected later this month.

         Mieszkow 1 Well

         The Mieszkow 1 well reached planned total depth structurally low to prognosis. Geophysical velocity data from the well bore was integrated with existing 3-D seismic data indicating that the projected structural apex is approximately 400 meters to the northeast. The well is now being sidetracked and directionally drilled to the new bottom hole location. The directional drilling started from a vertical depth of 2,520 meters, approximately 500 meters above the projected top of the structure.


     The date of this cumulative prospectus supplement is February 16, 2001.

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         3-D Seismic Program

         Processing of the two 3-D seismic surveys over the Zaniemysl and Donatowo prospect areas is continuing. The new 3-D seismic in the Zaniemysl area located in the Rotliegendes trend is expected to better define drilling targets identified by 2-D seismic on trend with POGC's Kaleje field. Donatowo 3-D seismic is expected to provide potential drillsite locations on reef build-ups on trend with fields discovered by POGC containing approximately 800 Bcf of reserves. Drillsite selections will be made as soon as processing of the 3-D seismic is completed late in the second quarter.

Pomeranian Project Area

         Tuchola 108-2 Well

         The Tuchola 108-2 well is being completed in an approximately 200 foot thick section of the Main Dolomite. The Tuchola 108-2 also encountered two additional horizons, the Basal Limestone and Middle Devonian, that were determined not to be commercial. The Tuchola discovery is the first confirmation on the northern margin of the Permian Basin of a commercial accumulation in the Main Dolomite Reef Trend that produces on the southern flank from POGC's BMB and other fields.

         A preliminary open-hole test of the Tuchola 108-2 flowed 9.5 million cubic feet (MMcf) of natural gas per day, the limit of the surface equipment. It was tested on a 26/64-inch choke with a flowing tubing pressure of 2,380 pounds per square inch. The Tuchola 108-2 is approximately 60 miles from the nearest production. A gas pipeline is located within about three miles from the discovery.

         Chojnice 108-6 Well

         The Tuchola 108-2 rig will move onto the Chojnice 108-6 drillsite to test the next prospect in the Main Dolomite Reef Trend. The well is planned to test a Main Dolomite buildup at a depth of approximately 2,700 meters and is located approximately three kilometers northwest of the Tuchola 108-2 discovery.

         Main Dolomite Reef Trend Seismic Acquisition Program

         A 2-D seismic acquisition program is planned along the Main Dolomite Reef Trend in the Pomeranian Project Area. The approximately 250-kilometer program is expected to provide drill-ready prospects that have been identified as leads on regional seismic data. The seismic is also planned to identify and evaluate several other potential leads that lie along a trend that extends for over 60 kilometers in the Pomeranian concession.

Warsaw West Project Area

         Annopol 254-1

         The Annopol 254-1 was drilled to a depth of 3,671 meters and will be plugged and abandoned as a dry hole. Our cost of the well was carried by Apache Corporation.

Lublin Project Area

         Wilga 255-2

         An extended flow test is planned for the first half of this year on the Wilga 255-2 to assess the potential for commercial production in light of pipeline and facility expenditures that would be required. Apache will pay our costs to test and complete the Wilga 255-2.

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